EXHIBIT 97.1

The Goodyear Tire & Rubber Company

Compensation Recovery Policy

(“Policy”)

Statement of Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Human Capital and Compensation Committee of the Board of Directors (the “Committee”) will require reimbursement or forfeiture, reasonably promptly, of any excess Incentive Compensation received by any Covered Officer during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. This Policy is designed to comply with Section 10D-1 of the Securities Exchange Act of 1934 and Rule 5608 of the Nasdaq listing standards.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Officer based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Officer had it been determined based on the restated amounts, computed without regard to any taxes paid by the Covered Officer, as determined by the Committee. If the Committee cannot determine the amount of excess Incentive Compensation received by the Covered Officer directly from the information in the accounting restatement, then it will make its own determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation, requiring reimbursement of compensation paid; seeking recovery of any gain realized on the vesting, exercise, sale, settlement, transfer or other disposition of equity-based awards; offsetting amounts from compensation otherwise owed; and/or cancelling outstanding vested or unvested awards.

Effective Date

This Policy shall be applicable to all Incentive Compensation received on or after October 2, 2023.

Definitions

“Covered Officers” means the Company’s current and former president, principal financial officer, principal accounting officer, any vice-president in charge of a principal business unit, division or function, any other officer who performs a policy-making function, and any other person (including executive officers of a parent or subsidiary) who performs similar policy-making functions.

For purposes of this Policy, “Incentive Compensation” means any compensation granted, earned or vested based wholly or in part on the attainment of a financial reporting measure. This includes, without limitation:

(1)
Performance-based bonuses (including grants under the Executive Annual Incentive Plan) and other short- and long-term cash incentives;

(2)
Performance share units, executive performance units, or similar stock- or cash-based awards;

(3)
Severance and deferred compensation plans, the value of which is dependent on other Incentive Compensation; and

(4)
Proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part on satisfying a financial reporting measure.

“Financial reporting measures” are any measure that is determined and presented in accordance with accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measures, such as EBIT, net income, stock price or total shareholder return (TSR).

Incentive Compensation is deemed “received” in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the grant or payout occurs after the end of the period.

Exclusions

This Policy does not apply to Incentive Compensation received by an individual before beginning service as a Covered Officer or to individuals who did not serve as a Covered Officer at any time during the three-year recovery period.

No Indemnification or Reimbursement

The Company shall not indemnify any Covered Officer against the loss of any excess Incentive Compensation, or pay or reimburse any Covered Officer for premiums incurred or paid for any insurance policy to fund such Covered Officer’s potential recoupment obligations.

Other Recoupment Rights

The Committee may, in its discretion, require reimbursement from a Covered Officer for any costs and expenses incurred in connection with enforcing the Company’s rights to recoupment under this Policy. The Committee may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement, and any other legal remedies available to the Company.

Without limiting the foregoing, in the event of misconduct by an elected officer resulting in a violation of law or Company policy that causes significant financial or reputational harm to the Company, including an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, the Committee may, in its discretion, require reimbursement of amounts in addition to any excess Incentive Compensation received, including:

A.
Any bonus or other incentive-based or equity-based compensation received by that officer from the Company, regardless of whether based wholly or in part on the attainment of a financial reporting measure, during the period following the date of the misconduct and, in the case of an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, during the 1-year period following the date of the publication of such materially noncompliant financial statements; and
B.
Any profits realized from the sale of securities of the Company during such periods.

Impracticability

The Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Securities Exchange Act of 1934 and the listing standards of the national securities exchange on which the Company's securities are then listed.

Successors

This Policy shall be binding and enforceable against all Covered Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

Administration

The Committee shall administer the Policy. Subject to the provisions of the Policy and applicable law, the Committee shall have the sole and plenary authority to make any determination and take any other action that it in good faith deems necessary or advisable for the administration of the Policy, including, without limitation, determining the amount subject to recovery and the method of recoupment. All determinations, interpretations and other decisions under or with respect to the Policy shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive and binding upon all interested individuals or entities.